SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Press Release

Thomson Secures Leading Position in Visual Effects for the

Media & Entertainment Industries

Acquisition of ‘The Moving Picture Company’ Expands Thomson’s Post-Production

Services to Media & Entertainment Customers and Provides a Platform for Further

International Growth

Paris/Burbank, CA, Calif., December 9th, 2004 —Thomson (Euronext Paris: 18453; NYSE: TMS) today announced the acquisition of The Moving Picture Company (MPC) from British broadcaster ITV, for £52.7 million (€76 million). The Moving Picture Company, which is located in the Soho district of London and employs around 400 people, is an industry-leading provider of visual effects (VFX) and post-production services to both the feature motion picture and commercial advertising industries.

The worldwide post-production market is growing rapidly, and is currently valued at around €4 billion. Visual effects have become one of the highest profile and fastest growing value-added post-production services, representing around €500 million of the worldwide post-production market. In 2004, all of Hollywood’s top grossing films utilized visual effects, continuing a trend that has spanned several years.

MPC provides VFX for major Hollywood studios including Warner Bros, Twentieth Century Fox and Universal Pictures. Recent titles include “Alexander,” all three “Harry Potter” films, “Troy” “Alien vs. Predator” and “Lara Croft: Tomb Raider”. As a result of its unique technical and creative capabilities, MPC is expected to continue its leadership position in one of the fastest growing segments in services for content owners. Over the last 12 months, MPC has generated over £44 million (€63 million) in total sales.

MPC is also widely recognized in the commercial advertising industry for producing high-end commercial content for many world-leading advertisers including Nike, Levis, Motorola, Adidas, and Coca Cola – as well as other Fortune 500 companies and major European advertisers.

The addition of MPC will provide the cornerstone for future growth of Thomson’s visual effects offerings worldwide for both feature film and commercial advertising customers. With a strong client base, specialized know how and a stellar reputation with the creative community, MPC will provide a strong complement to Technicolor’s Emmy Award-winning Hollywood-based broadcast visual effects and Toronto-based VFX facilities.

“We are delighted to be joining the Thomson/Technicolor family,” said David Jeffers, Managing Director of MPC. “The advantages of bringing together two organizations which are so focused on service and quality will be a huge benefit to our customers, and will help assure the success of our efforts going forward”.

“MPC’s outstanding team of respected professionals, and reputation for service and high quality expertise, fits perfectly with the goals of our entire group,” stated Lanny Raimondo, Thomson Senior Executive Vice President, Services. “As a key provider to the Hollywood studios of superb VFX work, MPC maintains great relationships with the creative community worldwide, including local UK productions, and the strengths of MPC fit strategically into Thomson’s “best of breed” palette of service offerings to our customers.”

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, systems and services to help its Media & Entertainment clients – content creators, content distributors and users of its technology - realize their business goals and optimise their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment industries by offering end-to-end solutions to content creators, video network operators and retailers through its Technicolor, Grass Valley, RCA and THOMSON brands.

For information about Thomson, please visit www.thomson.net.

About Technicolor Entertainment Services (TES)

Technicolor Entertainment Services, part of the Digital Content Solutions division of Thomson is the number one processor of motion picture film worldwide and a leading provider of creative/post-production, cinema distribution and digital cinema services. With facilities worldwide, TES service lines include:

•	Technicolor Film Services processes and prints 16/35/65/70 mm formats, dailies, answer prints, intermediates, and trailers.

•	Technicolor Creative Services provides production, post-production and post post-production services ranging from film and audio restoration and preservation, in both analogue and digital formats, to DVD compression and authoring, VOD encoding, to episodic television and commercial advertising completion, and digital intermediates, HD dailies and digital previews.

•	Technicolor Cinema Distribution Services provides high-quality distribution and logistics management services for motion picture release prints and advertising collateral through state-of-the-art technologies and an efficient distribution pipeline.

•	Technicolor Digital Cinema is the leading provider of a comprehensive suite of digital cinema services and solutions, which include compression, encryption, distribution, storage and scheduling/playback as well as in-theatre management systems, maintenance and support.

For more information: www.technicolor.com

Press Release

Thomson to Support Next-Generation DVD Formats

Thomson to Introduce HD DVD Players and Provide Disc Replication Support for

HD DVD and Blu-ray Disc Formats

Paris, France / Camarillo, CA, December 10th, 2004 —Thomson (Euronext Paris: 18453; NYSE: TMS) today announced that it will support next-generation DVD formats by manufacturing HD DVD and Blu-ray discs through its Technicolor business and providing consumer HD DVD players through its THOMSON and RCA brands. Next generation DVD formats provide higher resolution video and audio, advanced navigation, web connectivity and other advanced features. Other essential features include advanced content access and robust content security technology, which are critical for content owners. In addition, the development of the next-generation DVD formats is expected to fuel the continued consumer acceptance of high definition television around the world.

HD DVD is the new high definition DVD disc standard being developed by the DVD Forum, which represents over 230 consumer electronics, information technology and content companies. HD DVD is based on the same physical disc structure as current DVD discs, which ensures backward compatibility and enables manufacturing of the discs at reasonable cost. The new HD DVD format was recently endorsed by major Hollywood studios, including Paramount Pictures, Universal Pictures, New Line Cinema and Warner Bros. Studios. The commitment to support HD DVD will ensure that Thomson’s studio customers that have selected this format will have HD DVD discs and players available for the planned launch in late 2005.

Thomson, which is also a founding member of the Blu-ray Disc Association (BDA), will continue to participate and support the development and production of the Blu-ray Disc format. The BDA regroups over 70 companies, including Sony, Dell, HP, Hitachi, LG Electronics, Mitsubishi, Panasonic (Matsushita Electric Industrial Co.), Pioneer Corporation, Philips, Samsung, Sharp, TDK, 20th Century Fox and The Walt Disney Company.

“Our tradition is based on being a trusted service provider to content owners, independent of format choices,” said Quentin Lilly, President, Technicolor Home Entertainment Services. “We will support the format our studio customers select to grow their businesses and support their growth with the highest quality replication, distribution and other media services available in the industry today.”

“We believe that the timing is right for the introduction in 2005 of high-definition DVD players that Thomson will market under the RCA brand in the U.S. and the THOMSON brand in Europe in support of the content roll-out. While HDTV is just beginning in Europe, our experience with other digital entertainment products tells us that the steady growth of HD content will fuel continued growth of the category,” said Mike O’Hara, Executive Vice President of Thomson’s consumer Connectivity business segment.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, systems and services to help its Media & Entertainment clients – content creators, content distributors and users of its technology - realize their business goals and optimise their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment industries by offering end-to-end solutions to content creators, video network operators and retailers through its Technicolor, Grass Valley, RCA and THOMSON brands.

For information about Thomson, please visit www.thomson.net.

Technicolor Home Entertainment Services (THES), part of Thomson’s Services division, provides complete DVD, CD and Videocassette manufacturing and distribution services ranging from compression and authoring through to packaging, shipping and returns processing for leading Hollywood studios, independent rights holders, software developers, OEMs, game manufacturers, record labels, promotional agencies, direct marketers and more. Recognized as an optical industry pioneer and the world’s largest manufacturer and distributor of Videocassettes, DVDs and CDs, THES has the high-volume replication capabilities and superior technology to produce all major CD and DVD formats quickly and efficiently. A leader in the development and implementation of CD and DVD anti-piracy technologies designed to protect content for customers, THES has the worldwide capacity to produce more than 1.5 billion DVDs annually along with the capacity to produce more than 500 million Videocassettes and more than 300 million CDs annually. Major Hollywood clients include: The Walt Disney Co., Warner Bros. Pictures, Universal, Paramount, DreamWorks SKG, MGM, and New Line Cinema. Software publishing customers include Microsoft, Vivendi Universal Interactive, Electronic Arts, and Hewlett-Packard.

For more information: www.technicolor.com

Press release

Thomson’s Film Grain Technology Approved

As Low Cost Compression Format for HD DVD Video Markets

Thomson Technology has been Adopted In MPEG-4 AVC(H.264) Standard and is

Supported by Studios in the DVD Forum for its Rendering Of HD Video at Low Cost

Paris, December 20th, 2004 – Thomson (Euronext Paris: 18453; NYSE: TMS) today announced that its Film Grain technology was approved as an optional HD DVD-Video application format for the next generation high definition DVD disc (HD DVD disc) by the DVD Forum Steering Committee which met on December 1st in Orlando, Florida. Two major studios, part of the DVD Steering Committee, namely Walt Disney Company and Warner Bros., support adoption of the technology.

Film Grain is an important enhancement for delivering HD content to consumers. Film Grain technology was specified and developed by Thomson’s research group in Princeton in collaboration with Thomson’s Technicolor business.

The Film Grain tool is a set of algorithms that automatically estimates film grain parameters, thereby enabling the editing and manipulation of picture quality after high compression processing. This enables low bit rate transfers and limited storage capacity for HD videos while preserving the creator’s touch. Thomson will present a demonstration of Film Grain at the CES trade show to be held in Las Vegas from January 6th-9th 2005.

Thomson will continue to work within the DVD Forum Technical Coordination Group to obtain approval of Film Grain technology for HD DVD players at the DVD Steering Committee scheduled to take place in Tokyo on February 23-24th 2005.

“Thomson Film Grain technology provides content owners the potential to more efficiently compress motion picture material, while still maintaining the required high quality to the consumer. This efficiency gain translates directly into the potential for content owners to carry additional content on physical media with fixed capacity, or network distribution systems with fixed bandwidth,” said Christopher J. Cookson, President Warner Bros. Technical Operations Inc.

“Thomson’s technology enables HD movies to be squeezed onto a single DVD with a quality that preserves the film taste. Industry experts from several Hollywood studios participated in formal blind tests in Tokyo and Los Angeles and were amazed by the consistently improved performance brought by Film Grain to MPEG-4 AVC high profile on motion and still pictures. Thomson is proud to make available the specifications of the Film Grain, including support of trick modes, and the HD DVD player to the industry through several licensing options. We believe that these revolutionary tools will make HD content distribution easy and affordable to consumers and will accelerate the penetration of HD into households,” said Jean-Charles Hourcade, SEVP Technology Division and Chief Technology Officer at Thomson.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, systems and services to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21st, 2004	THOMSON S.A.

	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer